SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
BPW Acquisition Corp.
(Name of Subject Company (Issuer))
The Talbots, Inc.
(Names of Filing Person (Offeror))
COMMON STOCK WARRANTS
(Title of Class of Securities)
055637110
(CUSIP Number of Class of Securities)
Richard T. O’Connell, Jr.
The Talbots, Inc.
One Talbots Drive
Hingham, Massachusetts 02043
(781) 749-7600 (Phone)
(Name, address and telephone number of person authorized to receive notices and communications on
behalf of filing persons)
Copies of communications to:
Morton A. Pierce
Ivan Presant
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 1, 2010, as subsequently amended by Amendment No. 1 to the Schedule TO filed with the SEC on March 9, 2010 as subsequently amended by Amendment No. 2 to the Schedule TO filed with the SEC on March 11, 2010, as subsequently amended by Amendment No. 3 to the Schedule TO filed with the SEC on March 26, 2010, and as subsequently amended by Amendment No. 4 to the Schedule TO filed with the SEC on March 26, 2010 by The Talbots, Inc., a Delaware corporation (“Talbots”). This Schedule TO relates to the offer by Talbots to exchange (the “Exchange Offer”) each outstanding warrant (the “BPW Warrants”) to acquire shares of common stock of BPW Acquisition Corp. (“BPW”) for shares of common stock, par value $0.01 per share, of Talbots (the “Talbots Common Stock”) or warrants to acquire shares of Talbots Common Stock (the “Talbots Warrants”).
     On March 11, 2010, Talbots filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 (as amended and supplemented, the “Registration Statement”) relating to the Exchange Offer. The terms and conditions of the Exchange Offer, as well as a description of Talbots and other information required by Schedule TO, are set forth in the prospectus/offer to exchange which is part of the Registration Statement, and the related Letter of Election and Transmittal, which is filed as Exhibit 99.07 to the Registration Statement (collectively, the “Offer to Exchange”).
     Pursuant to the Offer to Exchange, each BPW Warrant validly tendered and not withdrawn in the Exchange Offer will be exchanged, at the election of the holder of such warrant, for either (i) a number of shares of Talbots Common Stock (the “Common Stock Exchange Ratio”) equal to the greater of (a) 0.09853 and (b) the quotient (rounded to the nearest one hundred-thousandth) obtained dividing $1.125 by the average of the daily volume weighted average prices per share (calculated to the nearest one-hundredth of one cent) of shares of Talbots Common Stock, on the New York Stock Exchange over the 5 consecutive trading days immediately preceding the date of completion of the merger contemplated by the Agreement and Plan of Merger, dated as of December 8, 2009, by and among Talbots, Tailor Acquisition, Inc., or Merger Sub, and BPW, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of February 16, 2010, provided that if such quotient is greater than 0.13235, such quotient shall be deemed to be 0.13235, and if such quotient is less than 0.09000, then such quotient shall be deemed to be 0.09000, or (ii) a number of Talbots Warrants, based on an exchange ratio equal to the product obtained by multiplying 10 times the Common Stock Exchange Ratio, subject, in each case, to the election procedures and proration procedures described in the Offer to Exchange.

Items 1 through 11.
     Items 1 and 4 of the Schedule TO are hereby amended and supplemented to add the following:
     “On March 29, 2010, Talbots issued a press release announcing that it is extending its Exchange Offer in which Talbots is offering to exchange each outstanding BPW Warrant for shares of Talbots Common Stock or Talbots Warrants, subject to the election and proration procedures described in the prospectus/offer to exchange, filed with the SEC on March 17, 2010. The Exchange Offer is being extended until 6:00 p.m., New York City time, on March 29, 2010, unless further extended by Talbots. Holders of BPW Warrants must tender their BPW Warrants prior to the expiration date if they wish to participate in the Exchange Offer. The Exchange Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of March 26, 2010. Approximately 30.6 million BPW Warrants (including approximately 1.4 million BPW Warrants subject to guarantees of delivery), or approximately 87.5% of BPW Warrants issued in its initial public offering, had been tendered as of 12:00 midnight, at the end of March 26, 2010. The minimum condition to consummation of the Exchange Offer is the tender of 90% of BPW Warrants issued in its initial public offering.”
Item 12.
Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
     (a)(1)(E) Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TALBOTS, INC.
Dated: March 29, 2010	By:	/s/ Richard T. O’Connell, Jr.
		Name:	Richard T. O’Connell, Jr.
		Title:	Executive Vice President, Real Estate, Legal, Store Planning & Design and Construction, and Secretary

Exhibit Index

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Letter of Election and Transmittal*

(a)(1)(B)	Internal Revenue Service Form W-9 (included with the Form of Letter of Election and Transmittal)*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(D)	Form of Letter to Clients*

(a)(1)(E)	Press Release issued by The Talbots, Inc. dated March 29, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 29, 2010)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange relating to warrants and shares of common stock of The Talbots, Inc., to be issued in the Exchange Offer (incorporated by reference to the final prospectus filed by the Talbots, Inc. with the SEC on March 17, 2010)

(a)(5)(A)	Class action complaint filed in Campbell v. The Talbots, Inc. et al., Docket No. C.A. 5199-VCS (Court of Chancery of the State of Delaware) (incorporated by reference to Exhibit 99.07 of the registration statement on Form S-4/A filed by Talbots on January 21, 2010)

(a)(5)(B)	Stipulation, dated March 6, 2010 (incorporated by reference to the current report on Form 8-K filed by Talbots on March 9, 2010)

(a)(5)(C)	Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al. Complaint, Docket No. C.A. 5367-VCS, filed in the Court of Chancery of the State of Delaware on March 22, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(a)(5)(D)	Pentwater Growth Fund, Ltd., et al. v. BPW Acquisition Corp., et al., Motion for a Temporary Restraining Order, Docket No. C.A. 5367-VCS,

Exhibit No.	Description of Exhibit

filed in the Court of Chancery of the State of Delaware on March 23, 2010 (incorporated by reference to the current report on Form 8-K filed by The Talbots, Inc. on March 26, 2010)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Incorporated by reference to the Registration Statement